Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

4th March 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited
<u>- Grant of Share Options</u>

We enclose for your information a notification dated 4th March 2004 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

pp Neil M McNamara
Group Corporate Secretary

<u>Encl</u>

dlw 3/15

www.jardines.com
Incorporated in Bermuda with limited liability

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

communicate RNS

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Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Issue of Equity
Released	09:10 4 Mar 2004
Number	1280W

JARDINE MATHESON HOLDINGS LIMITED ("JMH")

GRANT OF SHARE OPTIONS

On 4th March 2004, JMH has allotted a total of 550,000 new ordinary shares at an option price of US$9.84 per share pursuant to the International Share Option Plan (1995) of JMH's 1995 Senior Executive Share Incentive Scheme.

The shares will be registered in the name of the Scheme Trustee, Clare Investment and Trustee Company Limited.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

4th March 2004

www.jardines.com

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